December 5, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall, Division of Corporation Finance
Anne Parker, Division of Corporation Finance

Re:	Cliffs Natural Resources Inc. Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 29, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed October 31, 2008 File No. 1-08944

Ladies and Gentlemen:
     Cliffs Natural Resources Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated November 26, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.
     The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before December 19, 2008. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
     If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-4822.
Very truly yours,
CLIFFS NATURAL RESOURCES INC.

By:	/s/ Laurie Brlas
Laurie Brlas, Chief Financial Officer